FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending October 2009

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of an increase in interests in Ordinary shares in GlaxoSmithKline plc purchased at a price of £12.77 per share on 15 October 2009, and Ordinary share ADRs in
GlaxoSmithKline plc purchased at a price of $39.62 per ADR on 15 October 2009, in respect of the personal holdings of the under-mentioned persons following the re-investment of the dividend paid to shareholders on 8 October 2009.

	Ordinary shares	ADRs
Mr A P Witty	229.07
Mr J S Heslop	0.01
Dr M M Slaoui	133.56
Mrs C E Bruck Slaoui	39.64
Mr S M Bicknell	71.17
Mr J M Clarke	139.34
Mr M Dunoyer	86.27
Mr E J Gray	152.25
Mr D Learmouth	41.34
Mr W C Louv		49.59
Mr D J Phelan		136.73
Dr D Pulman		79.09
Mr D S Redfern	66.05
Ms C Thomas	50.17
Mr J R Stéphenne	435.92

The Company was advised of this information on 19 October 2009.

This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte

Deputy Company Secretary

20 October 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: October 20, 2009

By: VICTORIA WHYTE

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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc